[ON IFT LETTERHEAD]
June 29, 2007
VIA EDGAR (Correspondence)
Mr. John Cannarella
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

RE:	Response to SEC Comments Related to:
International Fuel Technology, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed April 2, 2007
Response Letter Dated May 30, 2007
File No. 000-25367
Dear Mr. Cannarella,
On behalf of International Fuel Technology, Inc. (“IFT” or the “Company”), we are responding to the Staff at the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission” or the “Staff”) with respect to the above referenced filing, as required by your letter dated June 15, 2007 to the undersigned. Our responses are numbered to correspond with the numbered comments contained in the June 15, 2007 letter. For your convenience, we have repeated the Commission’s comments below before each of our responses.
Form 10-K for the Fiscal Year Ended December 31, 2006
Note 3. Stockholders’ Equity, page F-12

1.	We note your response to prior comment two of our letter dated May 16, 2007. It appears that when the shares were initially issued, you did not assign fair value to the make-whole provision as required by paragraph 9 of EITF 00-19. Please revise or advise.
Response:
Pursuant to correspondence (both written and by phone) between the Staff and the Company and its advisors in connection with the Company’s filing of Amendment No. 3 to our Form S-1 Registration Statement in February 2001 (File No. 333-40460), the Company had restated previously-issued financial statements regarding its accounting for the Blencathia Acquisition Company (“Blencathia”) merger. At that time, it was determined that, since IFT continued to control the shares issued in connection with the Blencathia merger, the only recognition of that issuance (which happened in May 2000, several months after the October 1999 merger due to the satisfaction of related contingencies) would be the increase in common stock par value with an offset to discount on common stock. Essentially, for accounting purposes, it was agreed that the shares, while legally issued from the Company’s authorized pool of shares, would not be deemed as issued because IFT still controlled their ultimate sale or other disposition by the Blencathia shareholder. Accordingly, neither the value of the shares at their legal issuance date, nor the value of the related make-whole provision were recorded when the shares were initially issued. However, IFT, as agreed with the Staff in our correspondence in 2000 and 2001, did disclose in its annual and periodic filings, the number of shares the Company would have to issue if it decided to settle that make-

whole provision with shares rather than with cash (based on the period end closing sale price of our common stock).
For the Staff’s reference, below is an excerpt from our Form S-1/A filed on February 8, 2001 that explains the accounting treatment applied to the Blencathia transaction upon the restatement as agreed to by IFT and the Staff:
“Note 12. Restatement
The financial statements have been restated to reflect the effect of the change in accounting treatment for the shares of stock issued in the acquisition of Blencathia to reflect this transaction as a recapitalization with common stock to be offset by discount on common stock when the common stock shares are issued (See Note 5). The transaction had previously been recorded as an acquisition expense in the amount of $500,000. The restatement resulted in a decrease in the account payable-other liability and a corresponding decrease in acquisition expense in the amount of $500,000. As a result of the restatement the net loss for the nine months ended December 31, 1999 decreased by $500,000 and basic and diluted net loss per common share for the nine months ended December 31, 1999 decreased by $.04.
On May 8, 2000 IFT issued 300,000 common shares that were contingently issued per the Blencathia merger agreement. The shareholders of Blencathia have represented to the management of IFT that the 300,000 shares will be sold only with IFT’s approval. If the shares are sold and $500,000 is not generated additional shares may need to be issued to the shareholders of Blencathia. Based on the November 15, 2000 market price, $.66, of IFT’s common stock, a total of 757,576 shares would need to be issued to generate the $500,000 proceeds.”
We also note that IFT’s unaudited financial statements for the nine months ended September 30, 2000 (encompassing the period in which the actual merger shares were issued) are included in, and therefore were subject to staff review, our February 2001 Registration Statement. Pursuant to the description of the accounting provided above in the restatement footnote included with the year ended December 31, 1999 financial statements, the only recording related to that actual issuance was the $3,000 increase to common stock par value and discount on common stock.

2.	Please tell us why you classified the $500,000 as a merger expense and indicate whether any services were or are provided to you in connection with the issuance of shares.
Response:
Blencathia was incorporated in Delaware on December 3, 1998 to serve as a vehicle to effect a merger, exchange of capital stock, asset acquisition or other business combination with a domestic or foreign private business. As of the date of the 1999 merger with IFT, Blencathia had not yet commenced any formal business operations, had no assets or liabilities and no discernable market value. As such, the merger did not represent a business acquisition. The merger merely provided IFT with the opportunity to quickly become a reporting public company.
The 300,000 shares were issued to TPG Capital Corporation (“TPG”) as the then sole shareholder of Blencathia. TPG also acted as a consultant that arranged for the merger between IFT and Blencathia. While TPG was compensated with the shares as part of the merger agreement and compensated $100,000 in cash pursuant to a consulting agreement (i.e. separate legal arrangements), the economic separation between the two compensation elements is not clearly distinguishable under applicable accounting guidelines. Because Blencathia had no assets, it was determined as part of the Company’s earlier correspondence with the Staff, that the entire compensation package would be considered expense. The share payment, due to IFT’s continued control, was not immediately recorded as described in our footnote disclosures and the correspondence above. We also note that in a reverse merger into a public shell (which this transaction resembles), transaction costs are treated as expense for the excess of such costs over the public shell’s cash balance at the date of the merger. As Blencathia had no cash (or other assets), all of the transaction costs would be considered expense from this analogous point of view.

3.	Please tell us how you determined that it was appropriate to record the cumulative effect of the merger expense adjustment to the current period rather than prior periods. Please provide us your analysis of materiality.
Response:
Please refer to Exhibit A (included with this response) for an analysis of materiality regarding the timing of the sale of 300,000 shares by Blencathia.
In addition to the quantitative analysis included in Exhibit A, our evaluation as to whether a restatement was necessary also involved consideration of earnings per share impacts, operating and other trends, cash flow impacts, and how a reasonable investor or potential investor might have reacted to this different presentation. Based on all of these considerations, we determined that prior and current period financial statements were not materially misstated.
Some of the matters considered in our evaluation regarding materiality included the following:
•	The additional loss in 2004, rather than in 2006, does not impact the trend of continuing losses for the Company;
•	The additional loss does not change previously reported income into a loss, or vice-versa;
•	The Company is not and has not been actively followed by any analysts;
•	The Company does not and had not provided the public with earnings estimates which, if missed or made, may have had an influence on its traded stock price;
•	The loss is not the result of normal operations of the Company;
•	While the Company cannot be appropriately categorized as a development stage company for reporting purposes due to having more than insignificant annual revenues, it is still in an early stage of its life cycle;
•	The misstatement has no impact on any regulatory or contractual obligations, covenants or other requirements;
•	The misstatement had no impact on management’s or any other’s compensation in any period;
•	The misstatement did not conceal any unlawful or unethical situation;
•	The misstatement was not intentional;
•	The misstatement had no impact on cash flows, and cash is a significant consideration to our shareholders based on our stage of development;
•	The Company reports as one segment;
•	The likelihood of a significant market reaction to the misstatement is very low; and
•	There were no other significant identified misstatements for the periods under review.
In addition, we acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filing with the Commission;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact Tom Powell — by phone (314) 727-3333 x410 or by email tpowell@internationalfuel.com — if you have further questions or would like to discuss any of the responses provided.
Regards,
/s/ Jonathan R. Burst
Jonathan R. Burst
Chief Executive Officer

Exhibit A
INTERNATIONAL FUEL TECHNOLOGY, INC.
BLENCATHIA SALE OF SHARES IN 4Q04 EFFECT
DECEMBER 31, 2006

4Q04	2004 YTD	1Q05	2Q05	YTD 2Q05	3Q05	YTD 3Q05	4Q05	2005 YTD	1Q06	2Q06	YTD 2Q06	3Q06	YTD 3Q06	4Q06	2006 YTD
Income Statement Impact:
AS REPORTED

SG&A Expense	$2,648,722	$4,120,469	$918,457	$1,429,276	$2,347,733	$1,392,914	$3,740,647	$1,403,751	$5,144,398	$1,352,603	$1,190,730	$2,543,333	$1,129,482	$3,672,815	$1,390,067	$5,062,882

Net loss	$(2,746,591)	$(4,518,936)	$(1,018,687)	$(1,509,723)	$(2,528,410)	$(1,487,947)	$(4,016,357)	$(1,313,390)	$(5,329,747)	$(1,382,682)	$(1,238,549)	$(2,621,231)	$(1,166,041)	$(3,787,272)	$(1,455,707)	$(5,242,979)

Wght avg shares outstanding	77,904,945	74,910,974	78,647,405	79,382,116	78,871,195	81,540,328	79,752,112	$84,127,451	80,924,325	84,496,724	84,496,724	84,496,724	84,506,935	84,497,275	84,561,326	(A)	84,515,581	(A)

EPS	$(0.04)	$(0.06)	$(0.01)	$(0.02)	$(0.03)	$(0.02)	$(0.05)	$(0.02)	$(0.07)	$(0.02)	$(0.01)	$(0.03)	$(0.01)	$(0.04)	$(0.02)	$(0.06)

BLENCATHIA AJUSTMENT
As if merger expense was recorded in 2004 (4Q)	$(500,000)	$(500,000)	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$500,000	$500,000

As if shares were issued as of 10/1/04	300,000	75,000	300,000	300,000	300,000	300,000	300,000	300,000	300,000	300,000	300,000	300,000	300,000	300,000	—	225,000	(B)

AS ADJUSTED

SG&A Expense	$3,148,722	$4,620,469	$918,457	$1,429,276	$2,347,733	$1,392,914	$3,740,647	$1,403,751	$5,144,398	$1,352,603	$1,190,730	$2,543,333	$1,129,482	$3,672,815	$890,067	$4,562,882

Net loss	$(3,246,591)	$(5,018,936)	$(1,018,687)	$(1,509,723)	$(2,528,410)	$(1,487,947)	$(4,016,357)	$(1,313,390)	$(5,329,747)	$(1,382,682)	$(1,238,549)	$(2,621,231)	$(1,166,041)	$(3,787,272)	$(955,707)	$(4,742,979)

Wght avg shares outstanding	78,204,945	74,985,974	78,947,405	79,682,116	79,171,195	81,840,328	80,052,112	84,427,451	81,224,325	84,796,724	84,796,724	84,796,724	84,806,935	84,797,275	84,561,326	84,740,581

EPS	$(0.04)	$(0.07)	$(0.01)	$(0.02)	$(0.03)	$(0.02)	$(0.05)	$(0.02)	$(0.07)	$(0.02)	$(0.01)	$(0.03)	$(0.01)	$(0.04)	$(0.01)	$(0.06)

Percentage Change

Adjustment as percentage of reported SG&A expense	18.88%	12.13%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	-35.97%	-9.88%

Adjustment as percentage of reported loss	18.20%	11.06%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	-34.35%	-9.54%

Adjustment as percentage of reported shares	0.39%	0.10%	0.38%	0.38%	0.38%	0.37%	0.38%	0.36%	0.37%	0.36%	0.36%	0.36%	0.36%	0.36%	0.00%	0.27%

Rounded reported EPS versus Rounded Adj. EPS	$0.00	$0.01	$0.00	$(0.00)	$0.00	$(0.00)	$0.00	$(0.00)	$(0.00)	$(0.00)	$0.00	$0.00	$0.00	$0.00	$(0.01)	$(0.00)

Balance Sheet Impact:
AS REPORTED

Total assets	N/A	$3,819,131	$4,007,354	$4,557,593	N/A	$9,551,337	N/A	N/A	$8,850,737	$7,616,624	$6,671,426	N/A	$5,849,686	N/A	N/A	$5,089,553
Total liabilities	N/A	$381,767	$296,952	$146,428	N/A	$194,110	N/A	N/A	$641,908	$326,067	$317,184	N/A	$193,060	N/A	N/A	$592,767
Total equity	N/A	$3,437,364	$3,710,402	$4,411,165	N/A	$9,357,227	N/A	N/A	$8,208,829	$7,290,557	$6,354,242	N/A	$5,656,626	N/A	N/A	$4,496,786

AS ADJUSTED (Using $150,000 as stock value)
Total assets	N/A	$3,819,131	$4,007,354	$4,557,593	N/A	$9,551,337	N/A	N/A	$8,850,737	$7,616,624	$6,671,426	N/A	$5,849,686	N/A	N/A	$5,089,553
Total liabilities	N/A	$731,767	$646,952	$496,428	N/A	$544,110	N/A	N/A	$991,908	$676,067	$667,184	N/A	$543,060	N/A	N/A	$592,767
Total equity	N/A	$3,087,364	$3,360,402	$4,061,165	N/A	$9,007,227	N/A	N/A	$7,858,829	$6,940,557	$6,004,242	N/A	$5,306,626	N/A	N/A	$4,496,786

Percentage Change
Total assets	N/A	0.00%	0.00%	0.00%	N/A	0.00%	N/A	N/A	0.00%	0.00%	0.00%	N/A	0.00%	N/A	N/A	0.00%
Total liabilities	N/A	91.68%	117.86%	239.03%	N/A	180.31%	N/A	N/A	54.52%	107.34%	110.35%	N/A	181.29%	N/A	N/A	0.00%
Total equity	N/A	-10.18%	-9.43%	-7.93%	N/A	-3.74%	N/A	N/A	-4.26%	-4.80%	-5.51%	N/A	-6.19%	N/A	N/A	0.00%
No cash flow impacts other than within the operating activties caption

(A)	Reported weighted average shares included the 300,000 effective October 1, 2006.

(B)	Includes 300,000 times 75% as the 300,000 shares were alreay included in the actual weighted average since October 1, 2006.